

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

August 29, 2007

Michael H. Thaman
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, Ohio 43659

> **RE:** **Owens Corning**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 1-33100**

Dear Mr. Thaman:

We have reviewed your letter dated August 24, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

2. We have read your response to comment three from our letter dated August 10, 2007. We note that you have provided cautionary language about the non-comparability of Predecessor and Successor information. However, we continue to believe it is not appropriate to present or discuss the combined results of the Predecessor and the Successor below the gross profit line item. For amounts below the gross profit line, it is more appropriate to discuss the separate historical results of the Predecessor and the Successor individually. Please revise your MD&A accordingly.

Fiscal 2006 Compared to Fiscal 2005, page 35

3. We have read your response to comment four from our letter dated August 10, 2007. We note your discussion related to net sales in your insulating systems segment on page 41 of your Form 10-K for the year ended December 31, 2006. However, we believe you should quantify the impact of each factor contributing to the change from period to period where practicable. Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item. Please show us what your revised MD&A for fiscal 2006 as compared to fiscal 2005 will look like, since it will still appear in your next Form 10-K. Please refer to Item 303 of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief